UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

--

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its financial results for the three-month period ended March 31, 2015.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2015

Results are summarized as follows:

Three-month periods ended March 31,
	2015	2014
Net revenue (excluding surcharge below) Rare earth chemical surcharge Revenue	$116.9m $0.0m $116.9m	$122.4m $0.9m $123.3m
Trading profit Trading margin Operating profit	$10.5m 9.0% $2.5m	$12.3m 10.0% $12.3m
Net (loss)/income Earnings per share – basic (1) (2)	$(0.5)m $(0.02)	$7.2m $0.27
Adjusted net income (3) Adjusted earnings per share – basic (2) Adjusted earnings per share – fully diluted (2)	$6.9m $0.26 $0.25	$8.0m $0.30 $0.28
Adjusted EBITDA (4) Adjusted EBITDA margin	$15.4m 13.2%	$16.9m 13.7%
Net cash inflow from operating activities	$7.9m	$1.3m
Net debt (total debt less cash)	$105.8m	$45.6m
Total equity – book value (net assets) £0.50 ordinary shares outstanding – weighted average	$159.4m 27.0m	$190.2m 26.8m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADS are listed on the NYSE under the ticker LXFR. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.
(3)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items, including IAS 19 retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(4)	Adjusted EBITDA is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19 retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

First-quarter Results

	FIRST QUARTER 2015			FIRST QUARTER 2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	58.4	58.5	116.9	66.1	57.2	123.3
Net revenue (excluding RE surcharge)	58.4	58.5	116.9	66.1	56.3	122.4
Trading profit	1.3	9.2	10.5	1.6	10.7	12.3
Return on Sales % (Trading profit/Revenue)	2.2%	15.7%	9.0%	2.4%	18.7%	10.0%
Adjusted EBITDA(1)	3.2	12.2	15.4	3.6	13.3	16.9
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	5.5%	20.9%	13.2%	5.4%	23.3%	13.7%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:

On an IFRS-reported basis, revenue for Q1 2015 was $116.9m compared to $123.3m for the same period of 2014. FX translation differences for the quarter were an adverse $8.6m, and the rare earth surcharge decreased by $0.9m to nil following a fall in rare earth prices. Luxfer Magtech, purchased at the end of July 2014, added $7.1m. Excluding the impact of FX translation differences, rare earth surcharges and Luxfer Magtech, revenues reduced by $4.0m compared to Q1 2014. The Gas Cylinders Division has been impacted by continuing weakness in the alternative fuel (AF) sector, and the timing of certain intermittent revenues in the Elektron Division is different in 2015, as described further below.

2

Gas Cylinders Division revenue was $58.4m for Q1 2015, down $7.7m on Q1 2014. FX translation differences were an adverse $5.4m, with other revenue changes being a reduction of $2.3m or 3.8%.

•	After adjusting for FX translation, AF sales fell by $7.1m or 66.6%, and other revenues were up $4.8m or 9.8% on Q1 2014.

•	The AF sector was very weak throughout Q1 2015, partly due to the steep fall in oil prices in the second half of 2014. Vehicle conversions were low, which we believe was due to the reduced investment return from converting to CNG from diesel, resulting in end-customers delaying investment decisions during a period of uncertainty. The comparable revenue in Q1 2014 was higher due to a significant contract for bulk gas transportation modules. Although a number of new projects are being discussed in the bulk gas transportation sector, we made no significant sales in the quarter. Since the outlook for the AF sector is uncertain, we are taking action to lower our cost base by rationalizing our AF manufacturing capacity, as explained below.

•	Following regulatory approval delays in 2014, demand for our composite cylinders is improving in the North American SCBA market now that the two largest suppliers can sell their new SCBA kits.

•	Overall aluminum cylinder sales were favorable compared to prior year, but European medical demand for composite and aluminum cylinders remained weak.

•	Superform revenues were higher than in Q1 2014, reflecting increases for both tooling contracts and forming sales and new orders in aerospace and niche-automotive markets.

Elektron Division revenue was $58.5m for Q1 2015 with rare earth surcharges nil (Q1 2014: $0.9m) following the fall in rare earth prices. Luxfer Magtech, acquired at the end of July 2014, contributed $7.1m in Q1 2015. FX translation differences were an adverse $3.2m, and other revenue changes represented a reduction of $1.7m or 2.8%.

•	Luxfer Magtech achieved a solid quarter.

•	The expected timing of industrial catalyst orders in 2015 differs from the timing of such orders in 2014; Q1 2014 benefited from large orders, while we expect sales for such orders to be spread more evenly across Q2 and Q3 2015. Other zirconium chemical sales were somewhat sluggish compared to the same period in 2014 with European demand remaining weak.

•	Sales were stronger across a number of magnesium markets, including graphic arts, commercial alloys, recycling and powders. After a difficult 2014, sales of military and commercial powders improved in Q1 2015 compared to Q1 2014.

•	High-performance aerospace alloys had a slower start in 2015 than in Q1 2014, but we expect this to be temporary; the order book at the end of the quarter reflected more normal levels.

Trading profit:

Trading profit in Q1 2015 was down by $1.8m to $10.5m from $12.3m in Q1 2014. The main reason was the reduction in trading profit in the Elektron Division, down $1.5m, which was primarily attributable to foreign exchange movements and lower sales of zirconium products.

The Gas Cylinders Division’s trading profit was down $0.3m to $1.3m.

3

•	Our AF business units had been profitable in Q1 2014, but were loss-making in Q1 2015, demonstrating the significant change in the health of that sector within the last 12 months.

•	Stronger SCBA performance in the U.S. and in Superform operations worldwide partly softened the impact of lower AF sales.

•	We began implementing cost-reduction plans, including AF restructuring activities explained below.

•	The impact of FX changes reduced profits by $0.2m.

The Elektron Division’s trading profit in Q1 2015 was down by $1.5m to $9.2m.

•	Adverse FX changes reduced profits by $0.9m, with a $0.4m translation impact resulting from the stronger U.S. dollar and $0.5m from transaction differences, primarily a result of the weaker euro.

•	The zirconium chemical business had stronger industrial catalyst sales in Q1 2014, although repeat orders are scheduled for Q2 and Q3 2015.

•	Magnesium aerospace alloy sales started the year more slowly than in 2014; however, this was offset by the benefit of Luxfer Magtech results.

•	Other magnesium operations had a stronger quarter and improved profits.

Restructuring and other expense – restructuring of AF operations

After acquiring Dynetek at the end of 2012 and Vexxel Composites in early 2014, we had AF manufacturing facilities in Canada, Germany and Utah, in addition to our original facility in California. When the AF market became depressed, partly as a result of collapsing oil prices in the second half of 2014, our AF business became loss-making. Because the outlook for the sector is far from clear, we have decided to rationalize our AF facilities and concentrate manufacturing in Canada and California. The Utah manufacturing plant was mothballed at the end of March, and we have announced that we plan to cease manufacturing in Germany later this year. The slimmed-down AF business is expected to have a much-reduced break-even revenue point. We plan, however, to retain the manufacturing capability to service all our customers and to respond to an upturn in the market, which we expect once oil prices recover.

The rationalization results in cash redundancy costs, which we charge to the income statement as we announce them, but also in non-cash costs: obsolescence of certain inventories and relevant write-downs of fixed assets of closed facilities. Below trading profit we have charged $8.0m related to restructuring and similar expenses. We have already reduced the workforce in North America to make that business more efficient. The charge accordingly includes $0.5m of headcount reductions already implemented in Q1 2015 plus $7.5m in asset write-downs. This includes non-cash fixed asset impairments of $2.1m on the manufacturing facilities in Germany and Utah, inventory write-downs of $1.8m associated with the affected manufacturing operations and intangible asset impairments of $3.6m. We plan to retain a sales and engineering capability in Germany. AF manufacturing will be concentrated in our facilities in Calgary, Canada, and Riverside, California, with some assembly work in our U.K. facility to support the European bus market. We expect to charge an additional $3m to $4m of mainly cash rationalization costs in Q2 2015, with the cash spend spread across the balance of 2015. Our objective is that at worst the AF business stream can break even at the current low level of sales and be profitable in 2016. We have been successful in winning new customers in North America, and we believe that our AF operations in North America can be profitable over 2015 with cost reductions already implemented.

4

Uncertainty remains concerning the viability of our virtual pipeline customer in Australia, and a receivable of approximately $6m and inventories of $1.5m are still tied up in this business venture after the impairment provision of $2m we made in Q4 2014. If the customer is unable to resolve its financial difficulties, we plan to re-deploy our gas transportation modules in other locations either through secondary sales or rental agreements. Either way, we do not expect a quick resolution to this matter. Given the current sector weakness, additional cash generation is unlikely in 2015.

Other income statement items:

Gross profit for Q1 2015 was down $2.8m compared to the same period last year, with the gross margin percentage falling from 23.4% to 22.3%. This resulted from a weaker sales mix, negative FX impacts and losses by the AF cylinder business. Partly offsetting this were some cost savings, improved SCBA sales and the Luxfer Magtech contribution.

Distribution costs were marginally lower than in Q1 2014, and administrative expenses were $0.7m lower than in Q1 2014.

Group operating profit was $2.5m, down $9.8m from Q1 2014, which reflected the $8.0m of restructuring and similar expenses within the Gas Cylinders Division in relation to the AF businesses.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $15.4m, down $1.5m from Q1 2014. The drop was split between the Gas Cylinders Division ($0.4m) and the Elektron Division ($1.1m). FX changes adversely impacted adjusted EBITDA by $1.3m, being $0.6m transaction and $0.7m translation. The other major factor was the AF cylinder business loss after the oil price collapse.

Operating profit to net income for the period

There was no acquisition and disposal activity during Q1 2015 compared with $0.2m in Q1 2014 related to the acquisition of the small composite cylinder manufacturer and associated production assets in Utah.

The net interest charge for Q1 2015 was slightly higher than the prior year at $1.7m (Q1 2014: $1.4m) due to higher levels of net debt supporting prior year acquisitions. The IAS 19 retirement benefit charge was $0.7m for Q1 2015 compared to $0.7m for Q1 2014.

Profit from operations before tax was nil for Q1 2015 (Q1 2014: $10.0m). Tax expense was $0.5m (Q1 2014: $2.8m). The effective tax rate in Q1 2014 was 28% and would have been very similar in Q1 2015 in the absence of restructuring and similar expenses, which have distorted the rate. For example, the German operation is loss-making and its restructuring costs therefore do not lead to an expected tax credit.

Net loss in the period was $0.5m (Q1 2014: profit of $7.2m). Adjusted net income in Q1 2015 was $6.9m (Q1 2014: $8.0m).

Unadjusted basic earnings per ADS for Q1 2015 were ($0.02). Fully diluted adjusted earnings per ADS were $0.25, this being the EPS used by management to measure underlying performance.

Cash flow and net debt

A net increase in cash and cash equivalents of $0.7m in Q1 2015, compared to a decrease in Q1 2014 of $9.9m, represents a year-on-year improvement of $10.6m and reflects the key Group focus in recent quarters on improving cash flow and working capital.

Net cash inflow from operating activities was $7.9m in Q1 2015 compared to an inflow of only $1.3m in Q1 2014. Cash outflow from working capital was $4.6m in Q1 2015 compared to an outflow of

5

$12.1m in Q1 2014. The working capital outflow in Q1 2015 resulted mainly from higher receivables from higher sales in March 2015, with customers paying from April to May. The larger outflow in Q1 2014 resulted from significantly increased inventories, as well as higher sales in AF.

Net cash used in investing activities was $2.8m in Q1 2015 compared to $6.0m in Q1 2014. Purchases of property, plant and equipment resulted in a cash outflow of $2.5m in Q1 2015 (Q1 2014: $3.1m). Purchases of intangible assets were nil in Q1 2015 (Q1 2014: $0.3m). Net cash flow in relation to joint ventures in Q1 2015 was an outflow of $0.3m (Q1 2014 inflow: $0.1). There were no acquisitions in Q1 2015, compared to a cash outflow of $2.7m in Q1 2014 related to the acquisition of the small composite cylinder manufacturer and associated production assets in Utah. There was a net cash inflow before financing of $5.1m in Q1 2015 compared to an outflow of $4.7m in Q1 2014, which mainly resulted from working capital reductions noted above together with lower capital expenditure and acquisition activity.

Cash flows from financing activities for Q1 2015 were a net outflow of $4.4m compared to an outflow of $5.2m in Q1 2014. $1.7m of interest was paid to debt-holders (Q1 2014: $1.2m), and $2.7m of dividends were paid (Q1 2014: $2.7m). As a result of the amendment to our banking facilities in Q1 2014, we incurred $1.3m of financing costs not repeated in 2015.

Total cash flow movements were a net inflow of $0.7m in Q1 2015 compared to a $9.9m outflow in Q1 2014. Net foreign exchange differences were $0.4m in Q1 2015 (Q1 2014: nil). We had $15.7m of cash and cash equivalents as at March 31, 2015, compared to an equivalent figure of $18.5m as at March 31, 2014. As at March 31, 2015, net debt had increased to $105.8m from $45.6m as at March 31, 2014, mainly from the draw down to fund the Luxfer Magtech acquisition in July 2014.

Strategic product development update

Magnesium in aircraft interiors – Prototyping work continues and significantly in April 2015 at the Aircraft Interiors Expo in Hamburg, one aircraft seat manufacturer publicly exhibited a prototype seat containing our magnesium alloys, and two other seat companies privately exhibited prototypes containing our material. All these companies were promoting the weight-saving benefits of magnesium alloys against conventional aluminum alloys currently used in the industry.

AF Type 4 cylinders – Although we are currently in a difficult end-market with lower demand than expected, we have launched a number of new Type 4 polymer-lined cylinders and continue to win new customers in the North American market. We believe our ultra-lightweight composite cylinders have been well received in the marketplace, and North American customers in particular have shown significant interest.

Zirconium sorption technology – With respect to Luxfer Magtech’s products for detecting and decontaminating chemical agents, we have begun the process of replacing older sorption chemicals with our new zirconium-based technology, which we believe creates a superior decontamination product. We expect to undertake first-article testing of the material later this year, targeting availability of some new products in late 2015 or early 2016.

SUMMARY & OUTLOOK FOR 2015

Trading profit and adjusted, fully diluted EPS for Q1 2015 were as we expected, and the trading outlook for 2015 remains the same as we indicated in March 2015 when reporting on our 2014 results.

We are working on various cost reduction actions, especially restructuring our AF manufacturing, and our Q1 2015 results reflect the asset impairments associated with that restructuring. Our main objective is to progressively improve the Gas Cylinders Division’s profitability during the balance of 2015, by eliminating trading losses in the AF business stream, and returning it to profitability in 2016.

The regulatory approval problems in 2014 in the important North American SCBA market appear to be largely behind the industry, and our confidence is growing that the market in 2015 will be back on the growth path that was expected for 2014 before the regulatory issues occurred.

6

Our principal customers for military powders also suffered difficulties and a challenging demand environment in 2014 that depressed our sales, but 2015 has started well, and we expect sales in this sector to be stronger than in 2014 during the remainder of the year.

The rationalization of our AF manufacturing capacity is painful, but given the current outlook and difficulty in predicting when the oil price will recover, along with potential commercial pressures from an expected increase in competition, we are not prepared to withstand the losses that have been incurred in recent periods. Once in place later this year, the rationalized manufacturing base is expected to reduce the break-even point in an effort to allow the AF business stream to be profitable at sales levels slightly above the current low levels of sales.

The current strength of sterling against the euro, which has declined significantly against sterling over the past 24 months, is putting pressure on profit margins on some sales from our U.K. operations. We typically sell about €40 million from the U.K. into the Eurozone. We have benefited from currency hedges, entered into more than a year ago, that currently cover approximately 60% of 2015 forecast sales in euros. As these hedges mature, we are exposed to much less favorable exchange rates. The Gas Cylinders Division, which sells aluminum cylinders priced in euros from its operations in England and France, is more affected than the Elektron Division. Exports from our U.S. business units into Europe, mostly composite cylinders, tend to be priced in U.S. dollars, and most competitors also price in dollars.

Overall, we believe that we remain on track to improve the operating profitability of both divisions over the 2014 result. We must be a little cautious, as some headwinds we faced in 2014 were quite unpredictable, but at this point we believe that we can deliver in 2015 a trading profit (i.e. results before any restructuring charges) at least ahead of that recorded in the prior year, and we are reasonably confident that the Q2 result will be a good improvement over recent quarters. While we are taking a significant charge on one-off rationalization costs, this is key to protecting the overall business from the difficulties being experienced in the AF business stream.

7

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended March 31,
	2015	2014
CONTINUING OPERATIONS	$M	$M
REVENUE	116.9	123.3
Cost of sales	(90.8)	(94.4)
Gross profit	26.1	28.9

Distribution costs	(1.8)	(2.1)
Administrative expenses	(13.8)	(14.5)
Share of results of joint venture	-	-

TRADING PROFIT	10.5	12.3
Restructuring and other expense	(8.0)	-

OPERATING PROFIT	2.5	12.3
Acquisitions and disposals	-	(0.2)
Finance income
Interest received	0.1	0.1
Finance costs
Interest costs	(1.8)	(1.5)
IAS 19R – retirement benefits finance charge	(0.7)	(0.7)
Unwind of discount on deferred consideration from acquisitions	(0.1)	-
PROFIT ON OPERATIONS BEFORE TAXATION	-	10.0
Tax expense	(0.5)	(2.8)

NET (LOSS)/INCOME FOR THE PERIOD	(0.5)	7.2

Attributable to:
Equity shareholders	(0.5)	7.2

NET (LOSS)/INCOME FOR THE PERIOD	(0.5)	7.2
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	0.1	-
Acquisitions and disposals	-	0.2
Amortization on acquired intangibles	0.4	-
IAS 19R – retirement benefits finance charge	0.7	0.7
Restructuring and other expense	8.0	-
Other share based compensation charges	0.3	0.3
Tax thereon	(2.1)	(0.4)
ADJUSTED NET INCOME	6.9	8.0

8

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended March 31,
	2015	2014
	$M	$M
Net income for the period	(0.5)	7.2

Other comprehensive income movements:
Exchange differences on translation of foreign operations	(7.8)	0.1

Fair value movements in cash flow hedges	0.8	(0.1)
Transfers to income statement on cash flow hedges	1.1	(0.3)
Exchange differences on translation of hedging reserve	—	—
Deferred tax on cash flow hedges	(0.4)	0.1
Hedge accounting income adjustments	1.5	(0.3)

Total hedge accounting and translation of foreign operation movements	(6.3)	(0.2)

Remeasurement of defined benefit retirement plans	(5.3)	(7.7)
Deferred tax on retirement benefit changes	1.3	1.9
Retirement benefit changes	(4.0)	(5.8)
Total other comprehensive income movements for the period	(10.3)	(6.0)
Total comprehensive income for the period	(10.8)	1.2

Attributed to:
Equity shareholders	(10.8)	1.2

9

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2015 AND 2014 AND AUDITED DECEMBER 31, 2014

	March 31,	March 31,	December 31,
	2015	2014	2014
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	135.1	137.9	143.8
Intangible assets	87.0	47.8	93.3
Investments	7.6	7.9	7.4
Deferred tax assets	18.6	16.7	19.2
	248.3	210.3	263.7
Current assets
Inventories	100.5	106.8	104.6
Trade and other receivables	78.7	79.8	73.6
Income tax receivable	0.1	0.4	2.1
Cash and short term deposits	15.7	18.5	14.6
	195.0	205.5	194.9
Assets classified as held for sale	1.2	1.2	1.2
TOTAL ASSETS	444.5	417.0	459.8

EQUITY AND LIABILITIES
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.2	55.6	56.2
Retained earnings	298.9	316.0	308.8
Own shares held by ESOP	(0.3)	(0.5)	(0.4)
Other capital reserves	3.8	2.6	3.7
Hedging reserve	2.4	(0.6)	0.9
Translation reserve	(44.0)	(25.3)	(36.2)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	159.4	190.2	175.4
Total equity	159.4	190.2	175.4

Non-current liabilities
Bank and other loans	121.5	63.8	121.4
Retirement benefits	91.0	74.1	90.9
Deferred tax liability	-	4.3	2.0
Contingent consideration	2.6	3.6	2.6
Provisions	1.8	2.1	2.1
	216.9	147.9	219.0
Current liabilities
Bank and other loans	-	0.3	-
Trade and other payables	62.9	74.9	62.8
Current income tax liabilities	0.5	1.6	0.5
Contingent consideration	-	0.3	-
Provisions	2.1	1.8	2.1
Dividends payable	2.7	-	-
	68.2	78.9	65.4
Total liabilities	285.1	226.8	284.4
TOTAL EQUITY AND LIABILITIES	444.5	417.0	459.8

10

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended March 31,

	2015	2014
	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / income for the period	(0.5)	7.2
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	0.5	2.8
Deferred income taxes	-	-
Depreciation and amortization	4.6	4.3
Charges on retirement benefit obligations	-	-
Share based compensation charges	0.3	0.3
Non-cash restructuring charges	7.5	-
Net interest costs	1.7	1.4
IAS 19 finance charge	0.7	0.7
Unwind of discount on contingent consideration from acquisitions	0.1	-
Acquisitions and disposals	-	0.2
Share of results of joint ventures	-	-
Changes in operating assets and liabilities:
Increase in assets classified as held for sale	-	(1.2)
Increase in receivables	(5.6)	(9.9)
Increase in inventories	(1.0)	(12.6)
Increase in payables	2.0	10.4
Movement in retirement benefit obligations	(2.1)	(2.3)
Movement in provisions	(0.2)	(0.1)
Income tax (paid) / received	(0.1)	0.1
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	7.9	1.3
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.5)	(3.1)
Purchases of intangible assets	-	(0.3)
Investment in Joint Venture – advance payment	(0.5)	-
Interest income received from Joint Ventures	0.2	0.1
Net cash flow on purchase of businesses	-	(2.7)
NET CASH USED IN INVESTING ACTIVITIES	(2.8)	(6.0)
NET CASH FLOW BEFORE FINANCING	5.1	(4.7)
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.5)	(0.2)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)
Interest paid on Loan Notes due 2021	(0.2)	-
Dividends paid	(2.7)	(2.7)
Amendment to banking facilities – financing costs	-	(1.3)
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(4.4)	(5.2)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	0.7	(9.9)
Net increase (decrease) in cash and cash equivalents	0.7	(9.9)
Net foreign exchange differences	0.4	-
Cash and cash equivalents at beginning of period	14.6	28.4
Cash and cash equivalents at end of period	15.7	18.5

11

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before restructuring and other expense), and adjusted EBITDA, (defined as profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges, amortization and depreciation and profit or loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended March 31, 2015				Three-month period ended March 31, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	58.4	58.6	-	117.0	66.1	57.4	-	123.5
Inter-segment sales	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)
Sales to external customers	58.4	58.5	-	116.9	66.1	57.2	-	123.3
Result
Adjusted EBITDA	3.2	12.2	-	15.4	3.6	13.3	-	16.9
Other share based compensation charges	(0.1)	(0.2)	-	(0.3)	(0.1)	(0.2)	-	(0.3)
Loss on disposal of property, plant and equipment	-	-	-	-	-	-	-	-
Depreciation and amortization	(1.8)	(2.8)	-	(4.6)	(1.9)	(2.4)	-	(4.3)
Trading Profit - Segment Result	1.3	9.2	-	10.5	1.6	10.7	-	12.3
Restructuring and other expense	(8.0)	-	-	(8.0)	-	-	-	-
Operating (loss) / profit	(6.7)	9.2	-	2.5	1.6	10.7	-	12.3
Acquisitions and disposals	-	-	-	-	(0.2)	-	-	(0.2)
Net interest costs	-	-	(1.7)	(1.7)	-	-	(1.4)	(1.4)
IAS 19 finance charge	-	-	(0.7)	(0.7)	-	-	(0.7)	(0.7)
Unwind of discount on contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	-	-	-
(Loss) / Profit before tax	(6.7)	9.1	(2.4)	-	1.4	10.7	(2.1)	10.0
Tax expense			(0.5)	(0.5)			(2.8)	(2.8)
Net (loss) / income for the period				(0.5)				7.2
Other segment information
Segment assets	172.3	221.2	51.0	444.5	201.8	161.2	54.0	417.0
Segment liabilities	(30.1)	(25.3)	(229.7)	(285.1)	(41.4)	(26.4)	(159.0)	(226.8)
Net assets/(liabilities)	142.2	195.9	(178.7)	159.4	160.4	134.8	(105.0)	190.2
Capital expenditure: Property, plant and equipment	0.9	1.1	-	2.0	1.7	1.5	-	3.2
Capital expenditure: Intangible assets	-	0.1	-	0.1	0.2	0.1	-	0.3

2. Calculation of net debt

	Three-month periods ended March 31,

	2015	2014
Net debt is represented by:	$M	$M
Non-current bank and other loans	(121.5)	(63.8)
Current bank and other loans	-	(0.3)
Less:
Cash and short term deposits	15.7	18.5
Net debt at the end of the period	(105.8)	(45.6)

12

3. Other expense items

a)	Restructuring and other expense

	Three-month periods ended March 31,

	2015	2014
	$M	$M
Charged to Operating profit:
Rationalization of operations	(8.0)	-
	(8.0)	-

a)	Acquisitions and disposals

	Three-month periods ended March 31,

	2015	2014
	$M	$M
Charged to Non-operating profit:
Acquisition costs	-	(0.2)
	-	(0.2)

Rationalization of operations

For the three-month period ended March 31, 2015, $8.0 million of costs have been incurred in relation to rationalization and similar expenses in the Gas Cylinders Division’s AF operations (three-month period ended March 31, 2014: $nil).

Acquisition costs

For the three-month period ended March 31, 2014, $0.2 million of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and the associated production assets in Utah.

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods
	ended March 31,
	2015	2014
	$M	$M
Net (loss)/income for the period	(0.5)	7.2
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	0.1	-
Acquisitions and disposals	-	0.2
Amortization on acquired intangibles	0.4	-
IAS 19 – retirement benefits finance charge	0.7	0.7
Restructuring and other expense	8.0	-
Other share based compensation charges	0.3	0.3
Tax thereon	(2.1)	(0.4)
Adjusted net income	6.9	8.0

Add back: Tax thereon	2.1	0.4
Tax expense	0.5	2.8
Interest costs (net)	1.7	1.4
Depreciation and amortization	4.6	4.3
Less: amortization on acquired intangibles	(0.4)	-
Adjusted EBITDA	15.4	16.9

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group, by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

13

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believe the use of non-GAAP financial measures such as adjusted earnings per ADS more closely reflects the underlying earnings per ADS performance.

	Three-month periods
	ended March 31,
	2015	2014
	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	(0.5)	7.2
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	0.1	-
Acquisitions and disposals	-	0.2
Amortization on acquired intangibles	0.4	-
IAS 19 – retirement benefits finance charge	0.7	0.7
Restructuring and other expense	8.0	-
Other share based compensation charges	0.3	0.3
Tax thereon	(2.1)	(0.4)
Adjusted earnings	6.9	8.0

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,958,788	26,827,403
Exercise of share options	348,064	1,262,730
For diluted earnings per share	27,306,852	28,090,133

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.26	$0.30
Unadjusted	$(0.02)	$0.27
Diluted
Adjusted	$0.25	$0.28
Unadjusted	$(0.02)	$0.26
Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

14

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at March 31, 2015.

The discount rate for the U.K. plan has decreased by 0.3% per annum from 3.5% at December 31, 2014, to 3.2% at March 31 2015. Long-term inflation expectations have remained the same at 2.9% per annum at December 31, 2014 and March 31, 2015. The combined effect of the changes has been to increase the projected benefit obligation by approximately $18 million relative to that expected. This has been offset by higher than expected assets returns and a fall in the value of US dollars in the quarter, which has resulted in a reduction in the deficit on the U.K. scheme of approximately $0.7 million.

In the United States, the discount rate has decreased by 0.2% from 4.1% at December 31, 2014 to 3.9% at March 31, 2015. This has increased the projected benefit obligation by approximately $2 million. This increase has been partially offset by asset returns, which have risen over the quarter by more than expected. The combined effect of these factors is an increase in the deficit on the U.S. scheme of approximately $1.0 million.

The movement in the pension liability is shown below:

	Three-month periods ended March 31,

	2015	2014
	$M	$M
Opening balance	90.9	67.6
Charged to the Income Statement	2.3	2.5
Cash contributions	(3.7)	(4.1)
Charged to the Statement of Comprehensive Income	5.3	7.7
Exchange adjustments	(3.8)	0.4
Closing balance	91.0	74.1

7. Dividends paid and proposed

	Three-month periods ended March 31,

	2015	2014
	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	-	2.7
Interim dividend paid February 5, 2015 ($0.10 per ordinary share)	2.7	-
	2.7	2.7
Dividends declared during the period and paid after period end: Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	2.7	-
	2.7	-

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 12, 2015

By:  /s/ Linda Seddon

Linda Seddon

Authorized Signatory for and on behalf

of Luxfer Holdings PLC